Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2015	2014	2015	2014

REVENUE
Oil sales, net of royalties	4	$24,700	$67,848	$88,233	$222,254
Finance revenue	5	184	92	460	274
Other revenue		—	—	—	9,250
		24,884	67,940	88,693	231,778

EXPENSES
Production and operating		16,380	18,245	46,033	56,848
Selling costs	6	660	—	4,557	—
General and administrative		3,492	7,715	17,429	21,567
Foreign exchange (gain) loss		(5,543)	(4,160)	(9,427)	(4,149)
Finance costs	5	1,552	1,973	4,807	5,723
Exploration		—	39	27	704
Depletion, depreciation and amortization		13,439	11,666	37,360	37,064
Realized derivative loss on commodity contracts		—	—	688	—
Unrealized (gain) loss on financial instruments	13	(3,820)	(1,420)	6,333	106
Impairment loss	10, 11	63,101	—	63,101	—
		89,261	34,058	170,908	117,863

Earnings (loss) before income taxes		(64,377)	33,882	(82,215)	113,915
Income tax expense (recovery) - current		6,543	14,750	20,965	52,747
- deferred		(24,352)	(30)	(32,835)	(885)
		(17,809)	14,720	(11,870)	51,862
NET EARNINGS (LOSS) AND COMPREHENSIVE
INCOME (LOSS) FOR THE PERIOD		$(46,568)	$19,162	$(70,345)	$62,053

Earnings (loss) per share	17
Basic		$(0.64)	$0.26	$(0.95)	$0.83
Diluted		$(0.68)	$0.18	$(0.95)	$0.75
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q3-2015	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	September 30, 2015	December 31, 2014

ASSETS
Current
Cash and cash equivalents	7	$126,874	$140,390
Accounts receivable		48,418	117,575
Prepaids and other		4,979	16,872
Product inventory	8	6,847	—
		187,118	274,837
Non-Current
Restricted cash		1,550	1,548
Deferred financing costs	12	910	1,572
Intangible exploration and evaluation assets	9	120,931	100,594
Property and equipment
Petroleum properties	10	186,058	261,737
Other assets	10	5,241	5,590
Goodwill	11	—	8,180
		$501,808	$654,058

LIABILITIES
Current
Accounts payable and accrued liabilities		$20,901	$45,150
		20,901	45,150
Non-Current
Convertible debentures	13	65,682	69,093
Deferred taxes		6,215	39,050
Other long-term liabilities		498	665
		93,296	153,958

SHAREHOLDERS' EQUITY
Share capital	15	152,084	164,006
Contributed surplus		21,166	19,427
Retained earnings		235,262	316,667
		408,512	500,100
		$501,808	$654,058
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

2	Q3-2015

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2015	2014	2015	2014

Share Capital
Balance, beginning of period	15	$155,274	$162,723	$164,006	$160,561
Purchase of common shares	15	(3,190)	—	(12,221)	—
Stock options exercised	15	—	873	208	2,479
Transfer from contributed surplus on exercise of options	15	—	288	91	844
Balance, end of period		$152,084	$163,884	$152,084	$163,884

Contributed Surplus
Balance, beginning of period		$20,652	$17,202	$19,427	$15,692
Stock-based compensation expense	16	514	869	1,830	2,935
Transfer to share capital on exercise of options		—	(288)	(91)	(844)
Balance, end of period		$21,166	$17,783	$21,166	$17,783

Retained Earnings
Balance, beginning of period		$285,424	$355,599	$316,667	$323,937
Net earnings (loss) and total comprehensive income (loss)		(46,568)	19,162	(70,345)	62,053
Dividends	18	(3,594)	(3,761)	(11,060)	(14,990)
Balance, end of period		$235,262	$371,000	$235,262	$371,000
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q3-2015	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2015	2014	2015	2014
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(46,568)	$19,162	$(70,345)	$62,053
Adjustments for:
Depletion, depreciation and amortization		13,439	11,666	37,360	37,064
Deferred lease inducement		(27)	113	(79)	331
Impairment loss	10, 11	63,101	—	63,101	—
Stock-based compensation		249	1,580	2,822	4,308
Finance costs	5	1,552	1,973	4,807	5,723
Income tax expense		(17,809)	14,720	(11,870)	51,862
Unrealized (gain) loss on financial instruments	13	(3,820)	(1,420)	6,333	106
Unrealized (gain) loss on foreign currency translation		(5,071)	(4,159)	(8,958)	(4,143)
Income taxes paid		(6,543)	(14,750)	(20,965)	(52,747)
Changes in non-cash working capital	20	30,238	(32,008)	68,906	(71,002)
Net cash generated by (used in) operating activities		28,741	(3,123)	71,112	33,555

INVESTING
Additions to intangible exploration and evaluation assets	9	(195)	(5,453)	(20,337)	(9,155)
Additions to petroleum properties	10	(3,361)	(20,004)	(19,141)	(47,267)
Additions to other assets	10	(31)	(555)	(547)	(1,445)
Changes in restricted cash		(1)	(1)	(2)	(2)
Changes in non-cash working capital	20	(11,300)	2,205	(14,509)	(334)
Net cash generated by (used in) investing activities		(14,888)	(23,808)	(54,536)	(58,203)

FINANCING
Issue of common shares for cash	15	—	873	208	2,479
Purchase of common shares	15	(3,190)	—	(12,221)	—
Interest paid		(2,700)	(1,955)	(5,438)	(6,011)
Dividends paid	18	(3,594)	(3,761)	(11,060)	(14,990)
Increase (decrease) in other long-term liabilities		—	(139)	—	(409)
Net cash generated by (used in) financing activities		(9,484)	(4,982)	(28,511)	(18,931)
Currency translation differences relating to cash and cash equivalents		(456)	(205)	(1,581)	(574)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,913	(32,118)	(13,516)	(44,153)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		122,961	110,057	140,390	122,092

CASH AND CASH EQUIVALENTS, END OF PERIOD		$126,874	$77,939	$126,874	$77,939
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q3-2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at September 30, 2015 and December 31, 2014 and for the periods ended September 30, 2015 and 2014
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of September 30, 2015. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2014 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 10, 2015.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2014.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	September 30, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$126,874	$126,874	$140,390	$140,390
Loans and receivables	49,968	49,968	119,123	119,123
Financial liabilities at fair value through profit or loss	65,682	65,682	69,093	69,093
Other liabilities	20,901	20,901	45,150	45,150
Assets and liabilities at September 30, 2015 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Q3-2015	5

Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The past due receivables are due from the Egyptian General Petroleum Corporation ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC for a period of time. During the first nine months of 2015, EGPC made regular payments to TransGlobe against the outstanding receivable, resulting in a significant reduction in the receivable balance. The reduction in the receivable balance due from EGPC has decreased TransGlobe's credit risk. The Company expects to collect in full all outstanding receivables.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed three separate direct crude sale shipments to third party buyers during the first nine months of 2015. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

(000s)
Trade receivables at September 30, 2015
Neither impaired nor past due	$18,919
Impaired (net of valuation allowance)	—
Not impaired and past due in the following period:
Within 30 days	296
31-60 days	315
61-90 days	—
Over 90 days	28,888
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
4. OIL REVENUE

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2015	2014	2015	2014
Oil sales	$49,307	$123,317	$166,205	$420,665
Less: Royalties	24,607	55,469	77,972	198,411
Oil sales, net of royalties	$24,700	$67,848	$88,233	$222,254
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed its third direct crude sale to a third party buyer during the third quarter of 2015. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.
5. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2015	2014	2015	2014
Interest expense	$1,353	$1,691	$4,146	$4,886
Amortization of deferred financing costs	199	282	661	837
Finance costs	$1,552	$1,973	$4,807	$5,723
6. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers. The Company completed its third direct crude sale to a third party buyer during the third quarter of 2015.

6	Q3-2015

7. CASH AND CASH EQUIVALENTS

(000s)	September 30, 2015	December 31, 2014
Cash	$106,874	$140,390
Cash equivalents	20,000	—
	$126,874	$140,390
8. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the crude oil that is held in storage as determined on a concession by concession basis.
9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2014	$100,594
Additions	20,337
Balance at September 30, 2015	$120,931
10. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2014	$523,833	$13,204	$537,037
Additions	19,141	547	19,688
Balance at September 30, 2015	$542,974	$13,751	$556,725

Accumulated depletion, depreciation, amortization and impairment losses at	$262,096	$7,614	$269,710
December 31, 2014
Depletion, depreciation and amortization for the period	39,899	896	40,795
Impairment loss	54,921	—	54,921
Balance at September 30, 2015	$356,916	$8,510	$365,426

Net Book Value
At December 31, 2014	$261,737	$5,590	$267,327
At September 30, 2015	$186,058	$5,241	$191,299
The Company recorded an impairment loss of $54.9 million on its petroleum properties during the third quarter of 2015. The impairment loss was split between the West Gharib concession ($28.6 million), the West Bakr concession ($23.1 million) and the East Ghazalat concession ($3.2 million). The impairment losses on the West Gharib and West Bakr concessions were recorded to reduce the carrying value of the assets to their recoverable amounts, which were estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to the continued decline in oil prices throughout 2015. The East Ghazalat concession was sold subsequent to the end of the third quarter, and the recoverable amount of the East Ghazalat concession was determined to be equal to the consideration received in the sale transaction.
11. GOODWILL
Goodwill was assessed for impairment as at September 30, 2015, and an impairment loss of $8.2 million was recognized as a result of this assessment. This impairment loss reduces the carrying value of goodwill to zero. The after-tax cash flows used to determine the recoverable amount of the cash-generating unit to which goodwill was assigned were discounted using an estimated weighted average cost of capital of 15%.
12. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at September 30, 2015, the only significant interest-bearing loans and borrowings is related to the Borrowing Base Facility, under which the Company has borrowing capacity of $39.3 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet

Q3-2015	7

date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at September 30, 2015 and December 31, 2014 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
13. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2014	$69,093
Fair value adjustment	6,333
Foreign exchange adjustment	(9,744)
Balance at September 30, 2015	$65,682
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$13.80 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.25 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at September 30, 2015 the convertible debentures were trading at a price of C$90.00 for a C$100.00 par value debenture. This represents an increase of $8.00 since December 31, 2014, and as a result the Company has recognized a net expense of $6.3 million for the nine months ended September 30, 2015.
14. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million ($9.5 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at September 30, 2015, the Company had expended $25.5 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company had a minimum financial commitment of $7.5 million ($2.3 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at September 30, 2015, the Company had expended $5.2 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at September 30, 2015, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at September 30, 2015, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million ($9.9 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at September 30, 2015, the Company had expended $0.1 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2015.
15. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.

8	Q3-2015

Issued

	Nine Months Ended		Year Ended
	September 30, 2015		December 31, 2014
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	75,240	$164,006	74,600	$160,561
Purchase of common shares	(3,104)	(12,221)	—	—
Stock options exercised	70	208	640	2,562
Share-based compensation on exercise	—	91	—	883
Balance, end of period	72,206	$152,084	75,240	$164,006
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option.
During the three months ended September 30, 2015, the Company repurchased 833,802 common shares. During the nine months ended September 30, 2015, the Company repurchased a total of 3,103,792 common shares. All common shares acquired were cancelled and the cost of shares repurchased (including transaction costs) was applied directly against share capital.
16. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the stock option plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the stock option plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Nine Months Ended		Year Ended
	September 30, 2015		December 31, 2014
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	6,027	9.58	5,871	9.51
Granted	1,024	4.99	1,208	7.34
Exercised	(70)	3.64	(640)	4.48
Forfeited	(572)	9.66	(412)	10.92
Expired	(677)	7.72	—	—
Options outstanding, end of period	5,732	9.13	6,027	9.58
Options exercisable, end of period	3,325	10.75	3,193	10.35
Compensation expense of $1.8 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the nine month period ended September 30, 2015 (2014 - $2.9 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the nine month period ended September 30, 2015, employees exercised 70,000 (2014 – 619,000) stock options. The fair value related to these options was $0.1 million, (2014 - $0.8 million) at time of grant and has been transferred from contributed surplus to share capital. As at September 30, 2015 and December 31, 2014, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.

Q3-2015	9

DSUs are similar to RSUs, except that they become fully vested on the date of grant and may only be issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at September 30, 2015 is as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of period	367	294	149
Granted	430	445	107
Exercised	(116)	—	—
Forfeited	(16)	(29)	—
Reinvested	27	27	11
Units outstanding, end of period	692	737	267
Compensation expense of $1.0 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders' Equity during the nine month period ended September 30, 2015 (2014 - $1.4 million) in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
17. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share are as follows:

	Three Months Ended		Nine months ended
	September 30		September 30
(000s)	2015	2014	2015	2014
Net earnings (loss)	$(46,568)	$19,162	$(70,345)	$62,053
Dilutive effect of convertible debentures	(7,591)	(4,228)	—	(307)
Diluted net earnings (loss)	$(54,159)	$14,934	$(70,345)	$61,746
In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2015	2014	2015	2014
Weighted average number of shares outstanding	72,302	75,068	73,923	74,799
Dilutive effect of stock options	—	671	—	817
Dilutive effect of convertible debentures	7,083	6,663	—	6,663
Weighted-average number of diluted shares outstanding	79,385	82,402	73,923	82,279
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2015, the Company excluded 5,731,400 stock options (2014 – 6,023,500 and 4,433,100, respectively) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced (or loss per share is increased) by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.
18. DIVIDENDS
During the nine months ended September 30, 2015, TransGlobe paid cash dividends as follows:

Ex-dividend date	Record Date	Payment Date	Per Share Amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05
June 11, 2015	June 15, 2015	June 30, 2015	$0.05
September 11, 2015	September 15, 2015	September 30, 2015	$0.05
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.

10	Q3-2015

19. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segmented revenue and segmented assets are based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30		September 30		September 30
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$87,254	$211,570	$979	$10,684	$88,233	$222,254
Finance revenue	235	7	2	1	237	8
Total segmented revenue	87,489	211,577	981	10,685	88,470	222,262

Segmented expenses
Production and operating	41,275	47,904	4,758	8,944	46,033	56,848
Selling costs	4,557	—	—	—	4,557	—
Depletion, depreciation and amortization	37,041	35,401	—	1,321	37,041	36,722
Realized derivative loss on commodity contracts	688	—	—	—	688	—
Income taxes – current	20,923	51,749	42	998	20,965	52,747
Income taxes – deferred	(32,835)	(1,786)	—	901	(32,835)	(885)
Impairment loss	63,101	—	—	—	63,101	—
Total segmented expenses	134,750	133,268	4,800	12,164	139,550	145,432

Segmented earnings (loss)	$(47,261)	$78,309	$(3,819)	$(1,479)	(51,080)	76,830

Non-segmented expenses (income)
Total non-segmented expenses					19,265	14,777

Net earnings (loss) for the period					$(70,345)	$62,053

Capital expenditures
Exploration and development	$39,880	$55,851	$—	$1,384	$39,880	$57,235
Corporate					145	632
Total capital expenditures					$40,025	$57,867

Q3-2015	11

	Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30		September 30		September 30
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$24,700	$65,328	$—	$2,520	$24,700	$67,848
Finance revenue	103	2	1	1	104	3
Total segmented revenue	24,803	65,330	1	2,521	24,804	67,851

Segmented expenses
Production and operating	15,497	15,612	883	2,633	16,380	18,245
Selling costs	660	—	—	—	660	—
Depletion, depreciation and amortization	13,337	11,371	—	171	13,337	11,542
Income taxes – current	6,543	14,596	—	154	6,543	14,750
Income taxes – deferred	(24,352)	127	—	(157)	(24,352)	(30)
Impairment loss	63,101	—	—	—	63,101	—
Total segmented expenses	74,786	41,706	883	2,801	75,669	44,507

Segmented earnings (loss)	$(49,983)	$23,624	$(882)	$(280)	(50,865)	23,344

Non-segmented expenses (income)
Total non-segmented expenses					(4,297)	4,182

Net earnings (loss) for the period					$(46,568)	$19,162

Capital expenditures
Exploration and development	$3,578	$25,406	$—	$400	$3,578	$25,806
Corporate					9	206
Total capital expenditures					$3,587	$26,012

12	Q3-2015

The carrying amounts of reportable segment assets and liabilities are as follows:

September 30, 2015
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	$403,111	$2,991	$406,102
Non-segmented assets			95,706
Total assets			$501,808

Liabilities
Segmented liabilities	$19,353	$2,310	$21,663
Non-segmented liabilities			71,633
Total liabilities			$93,296

December 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	$597,475	$3,493	$600,968
Non-segmented assets			53,090
Total assets			$654,058

Liabilities
Segmented liabilities	$74,277	$3,940	$78,217
Non-segmented liabilities			75,741
Total liabilities			$153,958

Q3-2015	13

20. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2015	2014	2015	2014
Operating activities
(Increase) decrease in current assets
Accounts receivable	$24,395	$(33,601)	$69,157	$(68,041)
Prepaids and other	5,546	1,633	12,599	(915)
Product inventory	(671)	61	(3,412)	560
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	968	(101)	(9,438)	(2,606)
	$30,238	$(32,008)	$68,906	$(71,002)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$689	$(427)	$689	$(33)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(11,989)	2,632	(15,198)	(301)
	$(11,300)	$2,205	$(14,509)	$(334)
21. EVENTS AFTER THE REPORTING PERIOD
On October 13, 2015 the Company completed a share purchase agreement whereby a wholly-owned subsidiary of TransGlobe disposed of 100% of the common shares of TransGlobe GOS Inc., which holds a 50% non-operated working interest in the East Ghazalat concession in Egypt. Total consideration received for TransGlobe GOS Inc. was $3.5 million, which has been satisfied by cash consideration of $1.0 million and the issuance of a $2.5 million note. The note bears interest at 10% per annum, payable on a semi-annual basis, and the principal is payable to TransGlobe on or before the second anniversary of the completion date. The cash consideration of $1.0 million was received immediately upon completion of the transaction.
On October 29, 2015 the Company completed a share purchase agreement whereby a wholly-owned subsidiary of TransGlobe disposed of 100% of the common shares of TG West Yemen Inc., which holds a 25% non-operated working interest in the Block S-1 and Block 75 concessions in Yemen. The Company received nominal cash consideration upon closing of the transaction.

14	Q3-2015